UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November, 2019

Commission File Number 001-36487

Atlantica Yield plc
(Exact name of Registrant as specified in its charter)

Not applicable
(Translation of Registrant’s name into English)

Great West House, GW1, 17th floor
Great West Road
Brentford, TW8 9DF
United Kingdom
Tel: +44 203 499 0465

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

☒ Form 20-F	☐ Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

This Report on Form 6-K is incorporated by reference into  the Registration Statement on Form F-3 of the Registrant filed with the Securities and Exchange Commission on August 6, 2018 (File 333-226611).

Atlantica Reports Third Quarter 2019 Financial Results

•	Net profit attributable to the Company for the nine-month period of 2019 was $60.8 million, compared with $120.5 million in the same period of 2018.

•	Further Adjusted EBITDA including unconsolidated affiliates[1] for the nine-month period of 2019 reached $658 million, in line with last year on a comparable basis[2].

•	Cash available for distribution (“CAFD”) increased by 7% and 6% in the third quarter and the first nine months of 2019, respectively.

•	Quarterly dividend of $0.41 per share declared by the Board of Directors, representing a 14% increase compared with the same quarter of 2018.

•	Closing of the previously announced acquisitions of ATN Expansion 2.

November 7, 2019 – Atlantica Yield plc (NASDAQ: AY) (“Atlantica”), the sustainable infrastructure company that owns a diversified portfolio of contracted assets in the energy and environment sectors, reported today its financial results for the nine-month period ended September 30, 2019.

Revenue for the first nine months of 2019 reached $798.2 million, compared to $836.9 million in the same period of 2018. On a constant currency basis3, revenue for the first nine months of 2019 would have been $827.2 million, representing a decrease of 1% year-over-year. Further Adjusted EBITDA including unconsolidated affiliates was $658.1 million for the nine-month period of 2019, compared to $714.4 million in the same period of 2018. In the first nine months of 2018, Further Adjusted EBITDA including unconsolidated affiliates2 was positively impacted by a one-time non-cash gain of $39.0 million. On a constant currency basis and excluding this one-time non-cash gain in 2018, Further Adjusted EBITDA including unconsolidated affiliates for the first nine months of 2019 would have increased 1% year-over-year.

[1]	Further Adjusted EBITDA including unconsolidated affiliates includes our share in EBITDA of unconsolidated affiliates.
[2]	Comparable to the nine-month period of 2018 on a constant currency basis and adjusted for the one-time non-cash gain of $39 million. See footnote 3 below for further details.
[3]
We calculate constant currency amounts by converting our current period local currency revenue and Further Adj. EBITDA including unconsolidated affiliates using the prior period foreign currency average exchange rates and comparing these adjusted amounts to our prior period reported results. Additionally, in the first nine months of 2018, Further Adjusted EBITDA incl. unconsolidated affiliates was positively impacted by a one-time non-cash gain of $39 million from our purchase of the long-term O&M payable accrued up to December 31, 2017. See Third Quarter Financial Statements for further information.

CAFD in the third quarter of 2019 increased by 7% year-over-year, driving CAFD generation in the first nine months of 2019 to $140.2 million. This represents a 6% increase compared with $132.5 million in the same period of 2018.

Highlights

	For the three-month period ended September 30,		For the nine-month period ended September 30,
(in thousands of U.S. dollars)	2019	2018	2019	2018
Revenue	$293,373	$323,812	$798,163	$836,925
Profit for the period attributable to the Company	43,876	53,162	60,832	120,512
Further Adjusted EBITDA incl. unconsolidated affiliates	247,668	271,188	658,126	714,447
Net cash provided by operating activities	172,329	175,127	321,436	338,333
CAFD	45,729	42,728	140,230	132,465

Key Performance Indicators

	Nine-month period ended September 30,
	2019	2018
Renewable energy
MW in operation[4]	1,496	1,446
GWh produced[5]	2,700	2,555
Efficient natural gas
MW in operation[6]	343	300
GWh produced[7]	1,481	1,714
Electric Availability (%)[7,8]	92.8%	99.5%
Electric transmission lines
Miles in operation	1,152	1,099
Availability (%)[9]	100%	100%
Water
Mft[3] in operation[4]	10.5	10.5
Availability (%)[8]	101.6%	101.8%

Segment Results

(in thousands of U.S. dollars)	For the nine-month period ended September 30,
	2019	2018
Revenue by geography
North America	$273,914	$294,625
South America	105,760	91,807
EMEA	418,489	450,493
Total revenue	$798,163	$836,925

Further Adjusted EBITDA incl. unconsolidated affiliates by geography	2019	2018
North America	$255,360	$272,157
South America	87,757	76,234
EMEA	315,009	366,056
Total Further Adjusted EBITDA incl. unconsolidated affiliates	$658,126	$714,447

[4]	Represents total installed capacity in assets owned at the end of the period, regardless of our percentage of ownership in each of the assets.
[5]	Includes curtailment in wind assets for which we receive compensation.
[6]	Includes 30% share of the investment in Monterrey since August 2, 2019.
[7]
Major maintenance overhaul held in Q1 and Q2 2019, as scheduled, which reduced production and electric availability as per the contract. Production in the third quarter of 2019 includes 30% production from Monterrey since August 2019.

[8]	Electric availability refers to operational MW over contracted MW.
[9]	Availability refers to actual availability divided by contracted availability.

(in thousands of U.S. dollars)	For the nine-month period ended September 30,
	2019	2018
Revenue by business sector
Renewable energy	$609,829	$652,135
Efficient natural gas	92,891	95,355
Electric transmission lines	77,024	71,920
Water	18,419	17,515
Total revenue	$798,163	$836,925

Further Adjusted EBITDA incl. unconsolidated affiliates by business sector
Renewable energy	$493,562	$565,915
Efficient natural gas	82,285	71,724
Electric transmission lines	65,134	60,447
Water	17,145	16,361
Total Further Adjusted EBITDA incl. unconsolidated affiliates	$658,126	$714,447

During the first nine months of 2019, production in the renewable business sector increased by 5.7% compared to the same period in 2018:

•	Production in Spain increased year-over-year due to higher solar radiation in the first half of the year.

•	In South Africa, Kaxu continued to deliver strong performance which, coupled with higher solar radiation, resulted in increased production.

•	These increases were partially offset by lower energy generation in the United States.

•	Production from Atlantica's wind assets increased significantly as a result of the contribution of Melowind, which was acquired in December 2018.

Regarding Atlantica’s assets with revenue based on availability, the transmission lines and water assets continue to deliver stable performance and achieve high availability levels. In ACT, the efficient natural gas-fired power generation plant, a scheduled major overhaul in its two turbines was performed in the first and second quarters of 2019, leading to lower availability and production levels compared with the first nine months of 2018. Since the major overhaul was scheduled, it did not have any negative impact on revenue.

Liquidity and Debt

As of September 30, 2019, cash at the Atlantica corporate level was $73.2 million. In addition, availability under its Revolving Credit Facility was approximately $331 million, resulting in a total corporate liquidity of $404.2 million. As of December 31, 2018, cash at the Atlantica corporate level was $106.7 million and availability under its Revolving Credit Facility was $105 million.

As of September 30, 2019, net project debt was $4,362.8 million, which represents a reduction of more than $200 million compared with a net project debt of $4,566.3 million as of December 31, 2018. As of September 30, 2019, net corporate debt was $613.2 million, compared with $577.4 million as of December 31, 2018. The net corporate debt / CAFD pre-corporate debt service ratio10 was 2.7x as of September 30, 2019.

Net project debt is calculated as long-term project debt plus short-term project debt minus cash and cash equivalents at the consolidated project level. Net corporate debt is calculated as long-term corporate debt plus short-term corporate debt minus cash and cash equivalents at Atlantica’s corporate level.

CAFD pre-corporate debt service is calculated as CAFD plus corporate debt interest paid by Atlantica.

Dividend

On November 5, 2019, the Board of Directors of Atlantica approved a dividend of $0.41 per share, which represents a 14% increase with respect to the third quarter of 2018.  This dividend is expected to be paid on December 13, 2019 to shareholders of record as of November 29, 2019.

[10]	Net corporate leverage is calculated as corporate net debt divided by midpoint 2019 CAFD guidance before corporate debt service.

Accretive Growth Strategy

The Company has announced the closing11 of the previously announced acquisition of ATN Expansion 2, for a total equity investment of approximately $20 million, which is expected to be paid in mid-November 2019. The assets consist of two operating transmission lines and will receive revenue denominated in U.S. dollars.

[11]
Transfer of the concession agreement is pending authorization from the Ministry of Energy in Peru. The sale agreement contains clauses that protect Atlantica in the event that the authorization is not obtained within the eight-month period following October 2019, in which case the acquisition would be reversed with no penalties to Atlantica.

Details of the Results Presentation Conference

Atlantica’s CEO, Santiago Seage and CFO, Francisco Martinez-Davis, will hold a conference call and a webcast on Thursday November 7, 2019, at 8:30 am (New York time).

In order to access the conference call participants should dial: +1 917-720-0178 (US), +44 (0) 844-493-3857 (UK) or +1 866-766-8269 (Canada), followed by the confirmation code 7167016 for all phone numbers.  A live webcast of the conference call will be available on Atlantica’s website. Please visit the website at least 15 minutes earlier in order to register for the live webcast and download any necessary audio software.

Additionally, Atlantica’s senior management team will be meeting investors in Orlando, FL at The EEI Financial Conference on November 10-12, 2019.  In order to schedule a meeting with Atlantica at The EEI Financial Conference, please send an email to ir@atlanticayield.com. Please be advised that slots are limited and will be filled as investor requests are received.

Forward-Looking Statements

This press release contains forward-looking statements. These forward-looking statements include, but are not limited to, all statements other than statements of historical facts contained in this presentation, including, without limitation, those regarding our future financial position and results of operations, our strategy, plans, objectives, goals and targets, future developments in the markets in which we operate or are seeking to operate or anticipated regulatory changes in the markets in which we operate or intend to operate. In some cases, you can identify forward-looking statements by terminology such as "aim," "anticipate," "believe," "continue," "could," "estimate," "expect," "forecast," "guidance," "intend," "is likely to," "may," "plan," "potential," "predict," "projected," "should" or "will" or the negative of such terms or other similar expressions or terminology.

By their nature, forward-looking statements involve risks and uncertainties because they relate to events and depend on circumstances that may or may not occur in the future. Forward-looking statements speak only as of the date of this presentation and are not guarantees of future performance and are based on numerous assumptions. Our actual results of operations, financial condition and the development of events may differ materially from (and be more negative than) those made in, or suggested by, the forward-looking statements. Except as required by law, we do not undertake any obligation to update any forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of anticipated or unanticipated events or circumstances.

Forward-looking statements include, but are not limited to, statements relating to: payment of dividends; increases in dividends per share; long-term and short-term project debt; CAFD improvement; expected returns from CAFD generation and growth; investment amounts and structures; timelines for investment payments; the life and viability of the Company’s investment portfolio; denominated currencies for asset revenues; the use of non-GAAP measures as a useful predicting tool for investors; the comparative usefulness of financial measurements in the industry and various other factors, including those factors discussed under “Item 3.D—Risk Factors” and “Item 5.A—Operating Results” in our annual report for the fiscal year ended December 31, 2018 filed on Form 20-F.

Furthermore, any dividends are subject to available capital, market conditions, and compliance with associated laws and regulations. These factors should be considered in connection with information regarding risks and uncertainties that may affect our future results included in our filings with the U.S. Securities and Exchange Commission at www.sec.gov. We undertake no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or developments or otherwise. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described herein as anticipated, believed, estimated, expected or targeted.

The CAFD and other guidance included in this presentation are estimates as of February 28, 2019. These estimates are based on assumptions believed to be reasonable as of the date Atlantica published its FY 2018 Financial Results. Atlantica disclaims any current intention to update such guidance, except as required by law.

Non-GAAP Financial Measures

This press release also includes certain non-GAAP financial measures, including Further Adjusted EBITDA including unconsolidated affiliates, Further Adjusted EBITDA including unconsolidated affiliates as a percentage of revenues (margin) and CAFD. Non-GAAP financial measures are not measurements of our performance or liquidity under IFRS as issued by the IASB and should not be considered alternatives to operating profit or profit for the period or any other performance measures derived in accordance with IFRS as issued by the IASB or any other generally accepted accounting principles or as alternatives to cash flow from operating, investing or financing activities. Please refer to the appendix of this presentation for a reconciliation of the non-GAAP financial measures included in this press release to the most directly comparable financial measures prepared in accordance with IFRS as well as the reasons why management believes the use of non-GAAP financial measures in this presentation provides useful information.

We present non-GAAP financial measures because we believe that they and other similar measures are widely used by certain investors, securities analysts and other interested parties as supplemental measures of performance and liquidity. The non-GAAP financial measures may not be comparable to other similarly titled measures of other companies and have limitations as analytical tools and should not be considered in isolation or as a substitute for analysis of our operating results as reported under IFRS as issued by the IASB. Non-GAAP financial measures and ratios are not measurements of our performance or liquidity under IFRS as issued by the IASB and should not be considered as alternatives to operating profit or profit for the period or any other performance measures derived in accordance with IFRS as issued by the IASB or any other generally accepted accounting principles or as alternatives to cash flow from operating, investing or financing activities. Some of the limitations of these non-GAAP measures are:

•	they do not reflect our cash expenditures or future requirements for capital expenditures or contractual commitments;

•	they do not reflect changes in, or cash requirements for, our working capital needs;

•	they may not reflect the significant interest expense, or the cash requirements necessary, to service interest or principal payments, on our debts;

•
although depreciation and amortization are non-cash charges, the assets being depreciated and amortized will often need to be replaced in the future and Further Adjusted EBITDA and CAFD do not reflect any cash requirements that would be required for such replacements;

•	some of the exceptional items that we eliminate in calculating Further Adjusted EBITDA reflect cash payments that were made, or will be made in the future; and

•	the fact that other companies in our industry may calculate Further Adjusted EBITDA and CAFD differently than we do, which limits their usefulness as comparative measures.

We define Further Adjusted EBITDA including unconsolidated affiliates as profit/(loss) for the period attributable to the Company, after adding back loss/(profit) attributable to non-controlling interest from continued operations, income tax, share of profit/(loss) of associates carried under the equity method, finance expense net, depreciation, amortization and impairment charges. CAFD is calculated as cash distributions received by the Company from its subsidiaries minus all cash expenses of the Company, including debt service and general and administrative expenses.

Our management believes Further Adjusted EBITDA including unconsolidated affiliates and CAFD is useful to investors and other users of our financial statements in evaluating our operating performance because it provides them with an additional tool to compare business performance across companies and across periods. Further Adjusted EBITDA is widely used by investors to measure a company’s operating performance without regard to items such as interest expense, taxes, depreciation and amortization, which can vary substantially from company to company depending upon accounting methods and book value of assets, capital structure and the method by which assets were acquired. Our management believes CAFD is a relevant supplemental measure of the Company’s ability to earn and distribute cash returns to investors and that CAFD is useful to investors in evaluating our operating performance because securities analysts and other interested parties use such calculations as a measure of our ability to make quarterly distributions. In addition, CAFD is used by our management team for determining future acquisitions and managing our growth. Further Adjusted EBITDA and CAFD are widely used by other companies in the same industry. Our management uses Further Adjusted EBITDA and CAFD as measures of operating performance to assist in comparing performance from period to period on a consistent basis and to readily view operating trends, as a measure for planning and forecasting overall expectations and for evaluating actual results against such expectations, and in communications with our board of directors, shareholders, creditors, analysts and investors concerning our financial performance.

In our discussion of operating results, we have included foreign exchange impacts in our revenue and Further Adjusted EBITDA including unconsolidated affiliates by providing constant currency growth. The constant currency presentation is not a measure recognized under IFRS and excludes the impact of fluctuations in foreign currency exchange rates. We believe providing constant currency information provides valuable supplemental information regarding our results of operations. We calculate constant currency amounts by converting our current period local currency revenue and Further Adjusted EBITDA using the prior period foreign currency average exchange rates and comparing these adjusted amounts to our prior period reported results. This calculation may differ from similarly titled measures used by others and, accordingly, the constant currency presentation is not meant to substitute for recorded amounts presented in conformity with IFRS as issued by the IASB nor should such amounts be considered in isolation.

Consolidated Statements of Operations

(Amounts in thousands of U.S. dollars)

	For the three-month period ended September 30,		For the nine-month period ended September 30,
	2019	2018	2019	2018
Revenue	$293,373	$323,812	$798,163	$836,925
Other operating income	28,792	27,156	73,700	112,214
Raw materials and consumables used	(1,600)	(378)	(7,893)	(7,652)
Employee benefit expenses	(9,500)	(5,478)	(20,277)	(15,793)
Depreciation, amortization, and impairment charges	(84,826)	(83,502)	(234,889)	(243,799)
Other operating expenses	(66,459)	(76,107)	(192,689)	(217,333)
Operating profit/(loss)	$159,780	$185,503	$416,115	$464,562
Financial income	2,336	(268)	2,853	36,603
Financial expense	(99,701)	(100,234)	(310,233)	(306,340)
Net exchange differences	2,475	(116)	2,801	1,032
Other financial income/(expense), net	153	(1,452)	(58)	(11,139)
Financial expense, net	$(94,737)	$(102,070)	$(304,637)	$(279,844)
Share of profit/(loss) of associates carried under the equity method	529	1,781	3,881	4,690
Profit/(loss) before income tax	$65,572	$85,214	$115,359	$189,408
Income tax	(19,939)	(28,049)	(46,979)	(59,068)
Profit/(loss) for the period	$45,633	$57,165	$68,380	$130,340
Loss/(profit) attributable to non-controlling interests	(1,757)	(4,003)	(7,548)	(9,828)
Profit/(loss) for the period attributable to the Company	$43,876	$53,162	$60,832	$120,512
Weighted average number of ordinary shares outstanding (thousands)	101,602	100,217	100,882	100,217
Basic earnings per share attributable to Atlantica Yield plc (U.S. dollar per share)	$0.43	$0.53	$0.60	$1.20

Consolidated Statement of Financial Position
(Amounts in thousands of U.S. dollars)

Assets	As of September 30, 2019	As of December 31, 2018
Non-current assets
Contracted concessional assets	$8,103,340	$8,549,181
Investments carried under the equity method	140,585	53,419
Financial investments	92,375	52,670
Deferred tax assets	157,541	136,066
Total non-current assets	$8,493,841	$8,791,336
Current assets
Inventories	$19,608	$18,924
Trade and other receivables	319,573	236,395
Financial investments	262,398	240,834
Cash and cash equivalents	641,728	631,542
Total current assets	$1,243,307	$1,127,695
Total assets	$9,737,148	$9,919,031
Equity and liabilities
Share capital	$10,160	$10,022
Parent company reserves	1,942,457	2,029,940
Other reserves	35,837	95,011
Accumulated currency translation differences	(108,053)	(68,315)
Retained Earnings	(386,760)	(449,274)
Non-controlling interest	203,404	138,728
Total equity	$1,697,045	$1,756,112
Non-current liabilities
Long-term corporate debt	$674,991	$415,168
Long-term project debt	4,093,672	4,826,659
Grants and other liabilities	1,640,204	1,658,126
Related parties	15,504	33,675
Derivative liabilities	341,590	279,152
Deferred tax liabilities	264,056	211,000
Total non-current liabilities	$7,030,017	$7,423,780
Current liabilities
Short-term corporate debt	11,418	268,905
Short-term project debt	837,675	264,455
Trade payables and other current liabilities	133,397	192,033
Income and other tax payables	27,596	13,746
Total current liabilities	$1,010,086	$739,139
Total equity and liabilities	$9,737,148	$9,919,031

Consolidated Cash Flow Statements
(Amounts in thousands of U.S. dollars)

	For the three-month period ended September 30,		For the nine-month period ended September 30,
	2019	2018	2019	2018
Profit/(loss) for the period	45,633	57,165	68,380	130,340
Financial expense and non-monetary adjustments	191,159	196,967	552,775	494,829
Profit for the period adjusted by financial expense and non-monetary adjustments	$236,792	$254,132	$621,155	$625,169
Variations in working capital	(40,124)	(49,793)	(132,051)	(97,020)
Net interest and income tax paid	(24,339)	(29,212)	(167,668)	(189,816)
Net cash provided by/(used in) operating activities	$172,329	$175,127	$321,436	$338,333
Investment in contracted concessional assets	-	(1,606)	14,704	61,084
Other non-current assets/liabilities	(5,535)	(11,144)	(35,974)	(22,506)
Acquisitions and other financial instruments	(49,562)	-	(153,176)	(6,806)
Dividends received from entities under the equity method	26,945	4,432	26,945	4,432
Net cash provided by/(used in) investing activities	$(28,152)	$(8,318)	$(147,501)	$36,204

Net cash provided by/(used in) financing activities	$(64,122)	$(74,495)	$(148,554)	$(282,093)

Net increase/(decrease) in cash and cash equivalents	$80,055	$92,314	$25,381	$92,444
Cash and cash equivalents at beginning of the period	576.066	657,212	631,542	669,387
Translation differences in cash or cash equivalent	(14,392)	(4,890)	(15,195)	(17,195)
Cash and cash equivalents at end of the period	$641,728	$744,636	$641,728	$744,636

Reconciliation of Further Adjusted EBITDA including unconsolidated affiliates to Profit/(loss) for the period attributable to the company

(in thousands of U.S. dollars)	For the three-month period ended September 30,		For the nine-month period ended September 30,
	2019	2018	2019	2018
Profit/(loss) for the period attributable to the Company	$43,876	$53,162	$60,832	$120,512
Profit attributable to non-controlling interest	1,757	4,003	7,548	9,828
Income tax	19,939	28,049	46,979	59,068
Share of loss/(profit) of associates carried under the equity method	(529)	(1,781)	(3,881)	(4,690)
Financial expense, net	94,737	102,070	304,637	279,844
Operating profit	$159,780	$185,503	$416,115	$464,562
Depreciation, amortization, and impairment charges	84,826	83,502	234,889	243,799
Further Adjusted EBITDA	$244,606	$269,005	$651,004	$708,361
Atlantica’s pro-rata share of EBITDA from Unconsolidated Affiliates	3,062	2,183	7,122	6,086
Further Adjusted EBITDA including unconsolidated affiliates	$247,668	$271,188	$658,126	$714,447

Reconciliation of Further Adjusted EBITDA including unconsolidated affiliates to net cash provided by operating activities

(in thousands of U.S. dollars)	For the three-month period ended September 30,		For the nine-month period ended September 30,
	2019	2018	2019	2018
Net cash provided by operating activities	$172,329	$175,127	$321,436	$338,333
Net interest and income tax paid	24,339	29,212	167,669	189,816
Variations in working capital	40,124	49,793	132,050	97,020
Other non-cash adjustments and other	7,814	14,873	29,849	83,192
Further Adjusted EBITDA	$244,606	$269,005	$651,004	$708,361
Atlantica’s pro-rata share of EBITDA from unconsolidated affiliates	3,062	2,183	7,122	6,086
Further Adjusted EBITDA including unconsolidated affiliates	$247,668	$271,188	$658,126	$714,447

Reconciliation of Cash Available For Distribution to Profit/(loss) for the period attributable to the Company

(in thousands of U.S. dollars)	For the three-month period ended September 30,		For the nine-month period ended September 30,
	2019	2018	2019	2018
Profit/(loss) for the period attributable to the Company	$43,876	$53,162	$60,832	$120,512
Profit attributable to non-controlling interest	1,757	4,003	7,548	9,828
Income tax	19,939	28,049	46,979	59,068
Share of loss/(profit) of associates carried under the equity method	(529)	(1,781)	(3,881)	(4,690)
Financial expense, net	94,737	102,070	304,637	279,844
Operating profit	$159,780	$185,503	$416,115	$464,562
Depreciation, amortization, and impairment charges	84,826	83,502	234,889	243,799
Atlantica’s pro-rata share of EBITDA from unconsolidated affiliates	3,062	2,183	7,122	6,086
Further Adjusted EBITDA including unconsolidated affiliates	$247,668	$271,188	$658,126	$714,447
Atlantica’s pro-rata share of EBITDA from unconsolidated affiliates	(3,062)	(2,183)	(7,122)	(6,086)
Dividends from equity method investments	26,945	4,432	26,945	4,432
Non-monetary items	(10,288)	(14,755)	(32,649)	(84,223)
Interest and income tax paid	(24,339)	(29,212)	(167,669)	(189,816)
Principal amortization of indebtedness	(22,115)	(13,025)	(131,226)	(101,700)
Deposits into/ withdrawals from restricted accounts	(44,216)	(24,388)	3,411	(36,986)
Change in non-restricted cash at project level	(53,753)	(92,027)	(45,099)	(65,610)
Dividends paid to non-controlling interests	(18,978)	(2,958)	(24,083)	(9,745)
Changes in other assets and liabilities	(52,133)	(54,344)	(140,404)	(92,248)
Cash Available For Distribution	$45,729	$42,728	$140,230	$132,465

About Atlantica

Atlantica Yield plc is a sustainable infrastructure company that owns a diversified portfolio of contracted renewable energy, efficient natural gas, electric transmission and water assets in North & South America, and certain markets in EMEA (www.atlanticayield.com).

Chief Financial Officer	Investor Relations & Communication
Francisco Martinez-Davis	Leire Perez
E ir@atlanticayield.com	E ir@atlanticayield.com
T +44 20 3499 0465

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ATLANTICA YIELD PLC

Date: November 7, 2019	By:	/s/ Santiago Seage
Name: Santiago Seage
Title: Chief Executive Officer